SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON JUNE 26, 2025

1.              DATE, TIME AND PLACE: On June 26, 2025, at 10:40 a.m., at the offices of BRASKEM S.A. ("Braskem" or "Company"), located at Rua Lemos Monteiro, 120, 22nd floor, in the city of São Paulo, State of São Paulo, CEP 05501-050.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called under the Bylaws of the Company, with attendance of all Board Members indicated below. The Chief Executive Officer Roberto Ramos, the Vice-Presidents Felipe Jens and Geraldo Vilaça, and Mss. Lilian Porto Bruno, Clarisse Mello Machado Schlieckmann, Naiara Assad and Larissa Varella also attended the meeting. The Chairman of the Board of Directors chaired the meeting and Lilian Porto Bruno acted as secretary.

3.              AGENDA AND RESOLUTIONS:

3.1.         Resolutions: After due analysis of the subject submitted for resolution, whose materials were previously forwarded to the Board Members and will remain archived on the Company's Governance Portal, the following resolution was taken unanimously by those present:

a)	PD.CA/BAK-22/2025 – Election of Statutory Director of Braskem S.A.: After prior analysis of the matter by the People and Organization Committee ("CPO"), which recommended its approval, PD.BAK/CA-22/2025 was approved, electing, in replacement of Mr. André Amaro, with effect from 07/01/2025, Mr. Nir Lander, Israeli, married, electrical and telecommunications engineer, registered in the Individual Taxpayer Registry of the Ministry of Finance ("CPF/MF") under No. 052.632.577-16, holder of the National Migration Registry Identity Card (RNM) No. V118587-B CGMIG/DPA/PF, residing and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with commercial address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo/SP, ZIP Code 05501-050, as Statutory Officer without specific designation, to complete the current term which will end at the first Ordinary Meeting of the Board of Directors to be held after the Ordinary General Meeting to be held in 2027. The elected Officer will take office on 07/01/2025, upon signing the respective term of office, having declared, for the purposes of paragraph 1 of article 147 of Law No. 6,404 of December 15, 1976

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON JUNE 26, 2025

("Corporation Law"), that he is not impeded by special law or convicted of bankruptcy crime, malfeasance, bribery or corruption, extortion, embezzlement, against the popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public office, having also presented, to comply with the provisions of CVM Resolutions No. 44 and 80, written declarations, in accordance with the terms of the aforementioned Resolutions, which were filed at the Company's headquarters. On this occasion, the Directors recorded their votes of thanks to Mr. André Amaro da Silveira for his contributions during his tenure at the Company. As a result of the above-approved election, the Company's Board of Directors will have the following composition, as of 07/01/2025: Roberto Prisco Paraiso Ramos – Chief Executive Officer; Felipe Montoro Jens – Chief Financial Officer and Investor Relations Officer; Stefan Lanna Lepecki, Nir Lander, and Geraldo Magela de Moraes Vilaça Netto - Directors without Specific Designation.

3.2	SUBJECTS FOR ACKNOWLEDGEMENT: Nothing to record.

3.3	SUBJECTS OF INTEREST OF THE COMPANY: Nothing to record.

4.        ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed, and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary.

São Paulo/SP, June 26, 2025.

Héctor Nuñez Chairman	Lilian Porto Bruno Secretary

Carlos Plachta	Gesner José de Oliveira Filho

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON JUNE 26, 2025

José Mauro M. Carneiro da Cunha	João Pinheiro Nogueira Batista

Juliana Sá Vieira Baiardi	Luiz Eduardo Valente Moreira

Mauricio Dantas Bezerra	Olavo Bentes David

Paulo Roberto Britto Guimarães	Roberto Faldini

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.